Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 27, 2021

Relating to Preliminary Prospectus Supplement dated January 27, 2021 and

Prospectus dated May 7, 2019

Registration No. 333-231271

Sixth Street Specialty Lending, Inc.

$300,000,000

2.500% Notes due 2026

PRICING TERM SHEET

January 27, 2021

The following sets forth the final terms of the 2.500% Notes due 2026 and should only be read together with the preliminary prospectus supplement dated January 27, 2021, together with the accompanying prospectus dated May 7, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Sixth Street Specialty Lending, Inc. (the “Issuer”)

Security:	2.500% Notes due 2026

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB-

Aggregate Principal Amount Offered:	$300,000,000

Maturity Date:	August 1, 2026, unless earlier repurchased or redeemed

Trade Date:	January 27, 2021

Price to Public (Issue Price):	The Notes will be issued at a price of 99.268% of their principal amount, plus accrued interest, if any, from February 3, 2021

Coupon (Interest Rate):	2.500%

Yield to Maturity:	2.644%

Spread to Benchmark Treasury:	T+225 bps

Benchmark Treasury:	0.375% due December 31, 2025

Benchmark Treasury Price and Yield:	99-29 / 0.394%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2021

Make-Whole Redemption:

Equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the redemption date:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 35 basis points; provided, however, that if the Issuer redeems any Notes on or after July 1, 2026 (the date falling one month prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Change of Control:	Holders have the right to require the Issuer to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a change of control repurchase event.

Settlement Date**:	February 3, 2021 (T+5)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	83012A AA7

ISIN:	US83012AAA79

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Co-Managers:

Comerica Securities, Inc.

ICBC Standard Bank Plc***

Janney Montgomery Scott LLC

JMP Securities LLC

Keefe, Bruyette & Woods, Inc.

R. Seelaus & Co., LLC

Raymond James & Associates, Inc.

Santander Investment Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Notes will be made to investors on or about February 3, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding two business days will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next succeeding two business days should consult their advisors.

***

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Issuer before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Issuer and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Issuer and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement including a prospectus and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322.

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